Access National Corporation
February 3, 2006
Ms. Amanda Roberts
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Access National Corporation Form 10-K for Fiscal Year Ended December 31, 2004 (filed March 31, 2005); File No. 000-49929
Dear Ms. Roberts:
This letter sets forth the response of Access National Corporation (“Access”) to the comments contained in a letter from you dated December 22, 2005 (the “Comment Letter”), regarding Access’ Form 10-K for fiscal year ended December 31, 2004 filed on March 31, 2005. Set forth below are Access’ point-by-point responses to the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2004
Financial Statements as of and for the years ended December 31, 2004 and 2003
1.	Please provide us with the assessed fair values and allocation of the purchase price for the August 2004 acquisition of United First Mortgage Corporation which resulted in your recording an extraordinary gain on acquisition of $330,000 (net of tax). Please include the condensed balance sheet disclosing the amount assigned to each major asset and liability caption of the acquired entity at the acquisition date per paragraph 51(e) of FAS 141. In your response, please also discuss how the purchase price was determined, including any unique facts and circumstances not otherwise apparent in your relevant filings. Please also include sufficient information in a textual format supporting your current accounting, as appropriate.
Response
Access National Bank (“Bank”) acquired all of the common stock of United First Mortgage, Inc. (“UFM”) through a negotiated purchase agreement (copy attached) with First Community Bank, NA. (“Community”), the parent company of UFM. Community approached the Bank with a proposal to sell UFM as a result of their decision to discontinue the mortgage banking operations of UFM. The Bank engaged the accounting firm of Cherry, Bekaert & Holland, LLP to perform a fair value analysis of the proposed acquisition (copy attached) and determined the fair value to be $750,000. The reason for the sales price being less than the fair value statement is solely due to Community’s desire to exit the mortgage banking business. Since all non-current assets were
voice 703-871-2100       fax 703-766-3385
1800 Robert Fulton Drive, Suite 300       Reston, Virginia 20191

designated as for sale, the difference between the fair value of $750,000 and the purchase price of $250,000 resulted in an extraordinary gain.
As the sum of the assets acquired and liabilities assumed exceeded the cost of the acquired entity, the transaction was accounted for as required under FAS 141 paragraph 44, and paragraph 45. The tax effect was considered to be $170,000 on the $500,000 extraordinary gain thereby resulting in a net extraordinary gain of $330,000.
The equipment and loans were sold and by year end the all of the assets of UFM were liquidated and the company ceased active operations.
The following represents the assessed fair values of assets, liabilities and stockholders’ equity at the date of acquisition of UFM.
Assets, Liabilities and Stockholders’ Equity

Assets
Cash and due from banks	$858,000
Interest receivable	44,000
Loans, held for sale	9,567,875
Equipment	21,000
Accruals	214,000
Prepaid expense	39,000

$10,743,875

Liabilities and Stockholders’ Equity
Escrows	$65,000
Accrued expense	364,000
Borrowings	9,533,875
Other liabilities	201,000
Stockholders’ equity	580,000

$10,743,875

Note 10 — Derivatives, page 58, and Note 19 — Fair Value of Financial Instruments and Interest Rate Risk, page 65
2.	Please provide us with the fair values of your derivative financial instruments and tell us how you determined those fair values, including details of the method(s) and significant assumptions used. Refer to paragraphs 10-15 of FAS 107. Please also provide these disclosures in future filings.
Response
As recorded in our 10-K, the market value of rate lock commitments and best efforts contracts is not readily ascertainable with precision because rate lock commitments and best efforts contracts are not actively traded in stand-alone markets. Therefore, management obtains the fair values of derivative financial instruments through the valuation of a specialist firm as allowed under paragraph 26 of FAS 107. The valuation methodology used to determine fair value is attached hereto.
Fair values of the derivative financial instruments as of December 31, 2004 were $55,765,000 and the notional value was $55,828,000.

We will provide these disclosures in future filings.
Item 9 — Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 72
3.	We note you had a change in your registered independent accounting firm for the audit of the fiscal year ended December 31, 2004. Please tell us why you did not include the disclosures prescribed by Item 304 of Regulation S-K in Item 9 of your 2004 Form 10-K.
Response
Access filed a Form 8K on January 21, 2005 (copy attached) disclosing the change in Certifying Accountants. Due to an oversight, this filing was not incorporated by reference into Item 9 of our 2004 Form 10-K:
Please contact me if you have any questions or comments please call me at (703) 871-2100.

Very truly yours,

Michael W. Clarke
President and Chief Executive Officer

Capital Markets Cooperative
Valuation Methodology
I.	General Valuation Philosophy
FAS 133 indicates that the guidance of FAS 107 (Disclosures about Fair Value of Financial Instruments) should be followed in determining the fair value of derivatives. FAS 107 guidance provides that quoted market prices are the best evidence of fair value of financial instruments. The primary regulatory agencies related to the business of mortgage banking advise that quoted market prices are not typically available for derivative loan commitments and forward loan sales commitments1. In the absence of quoted market prices, estimates of fair value should be based on the best information available in the circumstances, which may include valuation techniques based on estimated expected future cash flows. When expected future cash flows are used, they should be estimated based on reasonable and supportable assumptions and projections.
The Capital Markets Cooperative (CMC), therefore, employs a two-pronged approach to the valuation of loan commitments:
1.	Cash Flow Valuation. CMC develops values based on cash flow projections derived using assumptions detailed below.

2.	Rate Sheet Valuation. CMC posts loan values based on an average of three top investor rate sheets for each loan product.
CMC relies primarily on Cash Flow Valuation and uses Rate Sheet Valuation to validate Cash Flow results.
To value hedges (futures, options, mortgage-backed securities), for which quoted market prices are typically available, CMC utilizes prices provided by several price vendors, including Bloomberg, TradeWeb, and Countrywide Securities.
II.	Valuation Assumptions
Certain valuation assumptions affect each loan regardless of whether a cash flow or rate sheet valuation method is used. Those assumptions are as follows:
1.      Index Interest Rate. CMC maps each mortgage product to an Index Interest Rate depending on its duration. For example, 30-year fixed rate product is

[1]	See Interagency (OCC, OTS, FDIC, FRB, and NCUA) Advisory on Accounting and Reporting for Commitments to Originate and Sell Mortgage Loans, May 3, 2005.
Created: October 2003
Rev. 3a: October 2005

1

mapped to a 30-year par yield index posted on Bloomberg (MTGEFNCL <Index>), and 2-year ARM product is mapped to the 3-year Treasury yield (GT3 <Govt>) plus a mortgage-to-Treasury yield spread. The Index Rate is a determinant of market movement since date of rate lock.
2. Credit Spread. CMC calculates a Credit Spread for each mortgage, defined as the difference between a base note rate by product (“base” note rate is a note rate not adjusted by individual risk characteristics such as non-owner, low-documentation, or low FICO) and the actual note rate. An Alt-A loan for which the borrower has a low FICO and states his income, for example, may have a note rate 0.50% higher than a base Alt-A note rate. The Credit Spread in this case would be 0.50%, and is used by CMC to determine market movement of the particular loan.
3. Jumbo and Alt-A Spreads. CMC sells jumbo and Alt-A product as bulk servicing released packages that are priced on a net weighted-average coupon (WAC) basis. Specifically, investors will calculate the price of packages as equal to the price of the MBS that has a coupon equal to the net WAC of the package, less a spread. CMC tracks spreads in the jumbo and Alt-A markets on a regular basis. To derive base price levels (“base” pricing is not adjusted by individual loan risk characteristics such as non-owner, low-documentation, or low FICO), CMC enters base spreads into its pricing models and adjusts spreads for specific note rates. Spreads tend to increase with note rate for jumbos, but decrease with note rate for Alt-A product. This phenomenon exists because Alt-A loans exhibit markedly less negative convexity than jumbo product.
4. Implied Repo Rate. CMC calculates an Implied Repo Rate for each loan. The Repo Rate determines the daily amount of carry that accretes to each loan’s value, and is defined as the each loan’s note rate less credit spread versus 90-day LIBOR plus 0.50%. CMC multiplies the Repo Rate times each loan’s lock price to determine price value. The Repo is commonly known as “net carry,” “price drop,” or “warehouse spread.”
While the rate of interest earned is constant for product sold as whole loans, it varies for loans targeted for sale as MBS. This is because the rate earned on MBS-related loans decreases during the month of pool issuance to the pass-through rate plus servicing fee (securities are deemed to be issued the first of the month). Offsetting interest income is the interest expense incurred on the borrowed funds used to finance the warehouse. A more generalized formula used to calculate net carry is:
Created: October 2003
Rev. 3a: October 2005

2

C = U*((I - C) - E*P)
where
C = net carry
U = unpaid principal balance
I = rate of interest earned
X = credit spread
E = short-term borrowing cost
P = price paid for loan
The valuation assumptions specific to each valuation method are as follows:
A. Cash Flow Valuation
i.	Prepayment Speed. Speeds vary by price level (defined as the movement in Index Rate since lock date) and product, and are derived using Wall Street dealer and Bloomberg forecasts. Speeds are expressed in terms of PSA for fixed rate products and CPR for ARMs.

ii.	Discount Rate. To discount the values of expected cash flows, CMC uses the forward 90-day LIBOR rates implied by Eurodollar futures that correspond to the dates of expected cash flows.
B. Rate Sheet Valuation
i.	Investor Rate Sheets. CMC uses the average of three investor rate sheets to calculate rate sheet prices. Investors are chosen from time to time to represent to most accurate market pricing. At this writing, for example, CMC uses EMC, Aurora, and Countrywide rate sheets to develop Alt-A rate sheet prices.

ii.	Product Mapping. CMC maps loans to investor products that most closely match the credit characteristics of each loan.
III.	Generalized Approach to Pricing
While the details of pricing vary with respect to loan type and execution, the same general approach is used in all cases:
Valuation = Best Efforts Investor Price + Servicing/Excess Servicing Value + Net Carry
Created: October 2003
Rev. 3a: October 2005

3

A. Investor Price. In some cases, the investor price is the actual price for the intended delivery vehicle. For example, this would be true for conforming loans that are targeted for MBS delivery: 30 day locks taken during early October might be priced directly to December MBS, depending on anticipated aggregation schedules. For jumbo and Alt-A loans (and for conforming loans sold as bulk whole loans), by contrast, price is determined using the methods outlined above.
B. Servicing/Excess Servicing Value. CMC sells virtually all production servicing released. Values for wholesale servicing and excess servicing are therefore based on current market, rather than on theoretical models. Servicing value refers to the value of the base .25% servicing fee, while excess servicing refers to the interest strip in excess of the base servicing fee. Because jumbo and Alt-A loans are sold on a net WAC basis, excess servicing is only an explicit issue with respect to conforming product 2 . For loans that are pooled into MBS, the modeling of excess servicing is complex, with interest strips divided between Agency buy-ups and tiers of excess that are purchased by the servicing buyer.

[2]	There is, of course, an implicit excess servicing strip in higher note rate loans, even when excess servicing is not explicitly priced. This is taken into account in modeling the buy price of the loans.
Created: October 2003
Rev. 3a: October 2005

4

October 6, 2004
Mr. Michael Clarke
Access National Bank
1800 Robert Fulton Drive, Suite 300
Reston, Virginia 20191
Dear Mr. Clarke:
In accordance with the terms in our engagement letter, we performed calculations to estimate the fair value of the common stock (on a controlling interest basis) of United First Mortgage, Inc. as of August 11, 2004 to establish or validate the value utilized by the purchaser in capitalizing its investment in accordance with GAAP purchase accounting.
The premise of our valuation is fair value. We based our definition of fair value on fair market value excluding the discount for lack of control. Fair market value is defined as the price, expressed in terms of cash equivalents, at which property would change hands between a hypothetical willing and able buyer and a hypothetical willing and able seller, acting at arms length in an open and unrestricted market, when neither is under compulsion to buy or sell and when both parties have reasonable knowledge of the relevant facts.
The scope of this valuation engagement and the valuation report are limited. We were engaged to perform a calculation for United First Mortgage, Inc. with the intent of ascertaining an approximate estimate of value. Having completed the engagement, we are communicating the results to you in this letter, which limits the amount of discussion to considerably less than that normally contained in a valuation report. If the omitted discussions were included, they might influence the users’ level of understanding regarding the estimate of value. Accordingly, our communication is not designed for those who are not informed about such matters. If Cherry, Bekaert & Holland, L.L.P. was engaged to perform a more detailed analysis, matters may have come to our attention that could have a material impact on the estimate of value contained in this calculation. Accordingly, our level of assurance on the estimate of value is reduced.
Based on our calculations, we conclude that a reasonable estimate of the fair value (on a controlling interest basis) of 100.00% of the common stock of United First Mortgage, Inc. as of August 11, 2004 is $750,000 or $150.00 per share based on 5,000 shares issued and outstanding as of the valuation date. Our estimate of value is based on the assumptions and limiting conditions as described in this calculation, as well as the facts and circumstances as of the valuation date.

Mr. Michael Clarke
October 6, 2004

Approach
Our calculation of fair value is the result of detailed analysis including data accumulations, qualitative analysis, financial analysis, and selection of appropriate valuation criteria. All of the foregoing is combined with common sense, informed professional judgment, and reasonableness to produce an opinion of fair market value.
Our approach was to determine an estimate of the fair value that would provide a fair and reasonable return on investment to an investor or owner, in view of the facts available to us at the time. Our estimate is based on, among other things, our assessment of the risks facing the Company and the return on investment that would be required on alternative investments with similar levels of risk.
We performed various analytical review procedures of the Company’s historical financial statements and other procedures that we considered necessary to render our estimate of the fair value of the subject company. We did not perform all procedures, nor consider all factors, both internal and external, which we normally would perform and consider in order to enable us to express an opinion as to the fairness of the determined value. The calculation was based on what we consider to be the most appropriate method of valuation under the circumstances.
Our calculation relied on a going concern premise, which assumes that the Company is an ongoing business enterprise with management operating in a rational way with a goal of maximizing shareholder value. Going concern value refers to the intangible elements of a business arising from such factors as having in place a trained qualified workforce, an operating plant, and the required licenses, systems, and procedures. Our analysis considers those facts and circumstances present at the Company as of the valuation date. Our estimate would most likely be different if another valuation date were used.
Assumptions and Limiting Conditions
Valuations are subjective and can be altered by a change in underlying assumptions or conditions. Our report is based on historical and/or prospective financial information provided to us by the owners, management and other third parties. This information has not been audited, reviewed, or compiled by us, nor have we subjected it to any type of audit, review, or compilation procedures. Had we audited or reviewed the financial information, matters may have come to our attention which may have resulted in our using amounts which differ from those provided; accordingly, we express no opinion and accept no responsibility for the accuracy and completeness of the financial information presented or relied upon in this report. We assume that the financial information provided to us is accurate and complete, and we have relied upon this financial information in performing our valuation.
Management is assumed to be competent, and the ownership to be in responsible hands. The quality of business management can have a direct effect on the viability and value of the business. Any variance from this assumption could have a significant impact on the final value estimate.
We relied upon the representations of the owners, management, and other third parties concerning the

Mr. Michael Clarke
October 6, 2004

value and useful condition of all equipment, real estate, investments used in the business, and any other assets or liabilities except as specifically stated to the contrary in this letter. We believe these sources to be reliable, but accept no responsibility for their accuracy. We did not attempt to confirm whether or not all assets of the business are free and clear of liens and encumbrances, or that the Company has good title to all assets.
Any recast financial statements, forecasts, or pro-forma statements are the result of data provided by the subject company, its officers or representatives, or are based on assumptions, the reasonableness of which was agreed to by our client in this engagement. Such recast, forecasted, or pro-forma statements may not anticipate the economic, socioeconomic, political, market, or legal factors that may impact the operations of the subject company. Accordingly, Cherry, Bekaert & Holland, L.L.P. makes no representations, expressed or implied, as to the validity of such recast financial statements, forecasts, or pro-forma statements.
We assembled certain information contained herein. That information, namely, but not limited to, financial statements, corporate history and market overview, was supplied by the subject company, its officers, or representatives. In performing this calculation, we did not subject this information to any type of audit procedures. Accordingly, this calculation letter should not be construed, or referred to, as an audit by Cherry, Bekaert & Holland, L.L.P. We assume that the information provided to us is accurate and complete, and we have relied upon this information in performing our calculation.
McGladry and Pullen, LLP of Rocky Mount, North Carolina, audited the financial statements of the Company as of and for the eight months ended December 31, 1997 and as of and for the years ended December 31, 1998 through 2000. The same firm prepared the income tax returns for the same period. Certain portions of those financial statements and income tax returns were relied upon and included in this calculation letter for the purpose of analysis only. This calculation letter does not contain the complete audit reports for the above-mentioned years and therefore should not be construed, or referred to, as an audit by Cherry, Bekaert & Holland, L.L.P.
Business valuations are based on assumptions regarding future earning potential and/or certain asset values, which may or may not materialize. Therefore, the actual results achieved in the future may vary from the assumptions utilized in this valuation and the variations may be material. The estimate of value included in this calculation assumes that the existing company will maintain its character and integrity through any sale, reorganization or reduction of any owner’s/manager’s participation in the existing activities of the Company. If material changes in ownership, financing, or other conditions occur, the impact could be significant and the assumptions inherent in this valuation could become invalid.
Unless otherwise stated, no effort has been made to determine the possible effect, if any, on the subject business due to future federal, state, or local legislation, including any environmental or ecological matters or interpretations thereof.
Unless otherwise stated, the valuation of the business has not considered or incorporated the potential economic gain or loss resulting from contingent assets, liabilities, or events existing as of the valuation

Mr. Michael Clarke
October 6, 2004

date.
Cherry, Bekaert & Holland, L.L.P. does not purport to be a guarantor of value. Valuation of closely held companies is an imprecise science, with value being a question of fact, and reasonable people can differ in their estimates of value. Cherry, Bekaert & Holland, L.L.P. has, however, performed conceptually sound and commonly accepted methods and procedures of valuation in determining the estimate of value included in this calculation.
The government and/or Internal Revenue Service are not bound by the findings and estimates of value represented in this calculation. As a result, the possibility exists that the Internal Revenue Service could place a higher estimate of value on this business potentially increasing any ultimate tax obligation.
The valuation analyst, by reason of performing this valuation and preparing this calculation, is not to be required to give expert testimony nor to be in attendance in court or at any government hearing with reference to the matters contained herein unless prior arrangements have been made with Cherry, Bekaert & Holland, L.L.P. regarding such additional engagement.
Although our valuation is intended to estimate fair value, we assume no responsibility for a seller’s or buyer’s inability to obtain a purchase contract at that price. The selection of price to be accepted requires consideration of facts beyond the information that we will provide or have provided. An actual transaction involving the sale of the subject company may be concluded at a higher or lower value, depending on the circumstances of the transaction and the business, and the knowledge and motivations of the buyers and sellers at that time. This calculation is neither an offer to sell, nor a solicitation to buy securities and/or equity in, or assets of, the subject company.
We have no present or contemplated financial interest in United First Mortgage, Inc. Our compensation is not contingent upon our conclusion of value.
This calculation was prepared for and is valid only for the specific purpose stated herein. Had we valued the Company for any other purpose, the value could be substantially different. Any other use or reliance by the subject company or third parties is invalid, and we assume no responsibility or liability for such other use. We have no responsibility or obligation to update this calculation for events or circumstances occurring subsequent to the date of this calculation.
No change of any item in any of this calculation may be made by anyone other than Cherry, Bekaert & Holland, L.L.P. and we have no responsibility for any such unauthorized changes.
Distribution of this calculation and its associated results, which is to be distributed only in its entirety, is intended and restricted to the management of United First Mortgage, Inc., its accountants and its legal counsel to assist them in determining the value of the Company to establish or validate the value utilized by the purchaser in capitalizing its investment in accordance with GAAP purchase accounting. This calculation is not to be used, circulated, quoted or otherwise referred to in whole or in part for any other

Mr. Michael Clarke
October 6, 2004

purpose or to any other party for any purpose without the express written consent of Cherry, Bekaert & Holland, L.L.P.
CHERRY, BEKAERT & HOLLAND, L.L.P.
Stephen D. Farmer, CPA/ABV, CVA
Partner

United First Mortgage, Inc.
Adjusted Net Asset Method Valuation Summary
August 11, 2004

Fair value of equity		$750,000

Shares outstanding		5,000
Number of shares being valued		5,000

Fair value of	100.00%	$750,000

Value per share		$150.00

United First Mortgage, Inc.
Historical Balance Sheet Summary

	As of December 31,				As of Aug. 11,
	2000	2001	2002	2003	2004
ASSETS
Current Assets
Cash and due from banks	$803,000	$689,000	$2,551,000	$2, 243,000	$858,000
Securities available for sale	90,000	2,328,000	300,000	297,000	0
Interest receivable	0	210,000	168,000	18,000	44,000
Loans, net of allowance for losses	11,570,000	64,735,000	65,499,000	17,728,000	9,670,000

	12,463,000	67,962,000	68,518,000	20,286,000	10,572,000

Fixed Assets
Premises and equipment	226,000	227,000	214,000	205,000	21,000
Less: Accumulated depreciation	0	0	0	0	0

	226,000	227,000	214,000	205,000	21,000

Other Assets
Intangible assets	1,090,000	1,003,000	1,782,000	1,385,000	0
Other assets	155,000	1,075,000	1,117,000	495,000	39,000

	1,245,000	2,078,000	2,899,000	1,880,000	39,000

	$13,934,000	$70,267,000	$71,631,000	$22,371,000	$10,632,000

LIABILITIES AND EQUITY

Current Liabilities
Interest, taxes and other liabilities	$302,000	$402,000	$334,000	$221,000	$460,000
FHLB borrowings and other indebtedness	11,284,000	64,506,000	65,185,000	17,771,000	9,422,000

	11,586,000	64,908,000	65,519,000	1,7,992,000	9,882,000

Stockholders’ Equity
Common stock	305,000	305,000	305,000	305,000	306,000
Paid in capital	1,934,000	3,634,000	4,914,000	4,914,000	4,913,000
Treasury stock	0	0	0	0	0
Retained earnings	109,000	1,420,000	893,000	(840,000)	(4,469,000)
Valuation adjustments	0	0	0	0	0

	2,348,000	5,359,000	6,112,000	4,379,000	750,000

	$13,934,000	$70,267,000	$71,631,000	$22,371,000	$10,632,000

United First Mortgage, Inc.
Historical Income Statement Summary

					7 months
	For the years ended December 31,				ended Aug. 11,
	2000	2001	2002	2003	2004	Average
REVENUE
Interest and fees on loans	$281,000	$3,019,000	$3,624,000	$2,388,000	$628,000	$1,988,000
Mortgage banking income	4,651,000	9,582,000	9,435,000	7,165,000	898,000	6,346,200
Interest on deposits in banks	4,000	5,000	0	11,000	8,000	5,600

	4,936,000	12,606,000	13,059,000	9,564,000	1,534,000	8,339,800

OPERATING EXPENSES
Officers’ compensation	0	0	0	0	0	0
Salaries and wages	3,465,000	5,348,000	6,083,000	6,114,000	2,680,000	4,738,000
Occupancy expense of bank premises	354,000	400,000	467,000	436,000	206,000	372,600
Furniture and equipment expense	238,000	303,000	335,000	254,000	90,000	244,000
Amortization of intangible assets	80,000	86,000	0	0	0	33,200
Other operating expenses	856,000	1,949,000	2,667,000	2,560,000	1,383,000	1,883,000
Goodwill impairment	0	0	0	397,000	1,385,000	356,400
Interest on other indebtedness	221,000	2,562,000	2,709,000	1,977,000	513,000	1,596,400

	5,214,000	10,648,000	12,261,000	11,738,000	6,257,000	9,223,600

INCOME FROM OPERATIONS	(278,000)	1,958,000	798,000	(2,174,000)	(4,723,000)	(883,800)

OTHER INCOME/(EXPENSE)
Interest income	0	0	0	0	0	0
Other income	0	0	0	0	0	0
Other expenses	0	0	0	0	0	0

	0	0	0	0	0	0

INCOME BEFORE TAX	(278,000)	1,958,000	798,000	(2,174,000)	(4,723,000)	(883,800)

Income tax expense	(86,000)	669,000	309,000	(69,3,000)	(1,111,000)	(182,400)

NET INCOME	$(192,000)	$1,289,000	$489,000	$(1,481,000)	$(3,612,000)	$(701,400)

United First Mortgage, Inc.
Historical Balance Sheet Summary as a Percent of Total Assets

	As of December 31,				As of Aug. 11,
	2000	2001	2002	2003	2004
ASSETS
Current Assets
Cash and due from banks	5.8%	1.0%	3.6%	10.0%	8.1%
Securities available for sale	0.6	3.3	0.4	1.3	0.0
Interest receivable	0.0	0.3	0.2	0.1	0.4
Loans, net of allowance for losses	83.0	92.1	91.4	79.2	91.0

	89.4	96.7	95.7	90.7	99.4

Fixed Assets
Premises and equipment	1.6	0.3	0.3	0.9	0.2
Less: Accumulated depreciation	0.0	0.0	0.0	0.0	0.0

	1.6	0.3	0.3	0.9	0.2

Other Assets
Intangible assets	7.8	1.4	2.5	6.2	0.0
Other assets	1.1	1.5	1.6	2.2	0.4

	8.9	3.0	4.0	8.4	0.4

	100.0%	100.0%	100.0%	100.0%	100.0%

LIABILITIES AND EQUITY

Current Liabilities
Interest, taxes and other liabilities	2.2%	0.6%	0.5%	1.0%	4.3%
FHLB borrowings and other indebtedness	81.0	91.8	91.0	79.4	88.6

	83.1	92.4	91.5	80.4	92.9

Stockholders’ Equity
Common stock	2.2	0.4	0.4	1.4	2.9
Paid in capital	13.9	5.2	6.9	22.0	46.2
Treasury stock	0.0	0.0	0.0	0.0	0.0
Retained earnings	0.8	2.0	1.2	(3.8)	(42.0)
Valuation adjustments	0.0	0.0	0.0	0.0	0.0

	16.9	7.6	8.5	19.6	7.1

	100.0%	100.0%	100.0%	100.0%	100.0%

United First Mortgage, Inc.
Historical Income Statement Summary as a Percent of Sales

					7 months
	For the years ended December 31,				ended Aug. 11,
	2000	2001	2002	2003	2004	Average
REVENUE
Interest and fees on loans	5.7%	23.9%	27.8%	25.0%	40.9%	24.7%
Mortgage banking income	94.2	76.0	72.2	74.9	58.5	75.2
Interest on deposits in banks	0.1	0.0	0.0	0.1	0.5	0.1

	100.0	100.0	100.0	100.0	100.0	100.0

OPERATING EXPENSES
Officers’ compensation	0.0	0.0	0.0	0.0	0.0	0.0
Salaries and wages	70.2	42.4	46.6	63.9	174.7	79.6
Occupancy expense of bank premises	7.2	3.2	3.6	4.6	13.4	6.4
Furniture and equipment expense	4.8	2.4	2.6	2.7	5.9	3.7
Amortization of intangible assets	1.6	0.7	0.0	0.0	0.0	0.5
Other operating expenses	17.3	15.5	20.4	26.8	90.2	34.0
Goodwill impairment	0.0	0.0	0.0	4.2	90.3	18.9
Interest on other indebtedness	4.5	20.3	20.7	20.7	33.4	19.9

	105.6	84.5	93.9	122.7	407.9	464.0

INCOME FROM OPERATIONS	(5.6)	15.5	6.1	(22.7)	(307.9)	(62.9)

OTHER INCOME/(EXPENSE)
Interest income	0.0	0.0	0.0	0.0	0.0	0.0
Other income	0.0	0.0	0.0	0.0	0.0	0.0
Other expenses	0.0	0.0	0.0	0.0	0.0	0.0

	0.0	0.0	0.0	0.0	0.0	0.0

INCOME BEFORE TAX	(5.6)	15.5	6.1	(22.7)	(307.9)	(62.9)

Income tax expense	(1.7)	5.3	2.4	(7.2)	(72.4)	(14.7)

NET INCOME	(3.9)%	10.2%	3.7%	(15.5)%	(235.5)%	(35.3)%

United First Mortgage, Inc.
Historical Income Statement Growth

				7 months
	For the years ended December 31 ,			ended Aug. 11,
	2001	2002	2003	2004	Average
REVENUE
Interest and fees on loans	974.4%	20.0%	(34.1)%	(73.7)%	221.7%
Mortgage banking income	106.0	(1,5)	(24.1)	(87.5)	(1.8)
Interest on deposits in banks	25.0	(100.0)	N/A	(27.3)	(25.6)

	155.4	3.6	(26.8)	(84.0)	12.1

OPERATING EXPENSES
Officers’ compensation	N/A	N/A	N/A	N/A	0.0
Salaries and wages	54.3	13.7	0.5	(56.2)	3.1
Occupancy expense of bank premises	13.0	16.8	(6.6)	(52.8)	(7.4)
Furniture and equipment expense	27.3	10.6	(24.2)	(64.6)	(12.7)
Amortization of intangible assets	7.5	(100.0)	N/A	N/A	(23.1)
Other operating expenses	127.7	36.8	(4.0)	(46.0)	28.6
Goodwill impairment	N/A	N/A	N/A	248.9	62.2
Interest on other indebtedness	1,059.3	5.7	(27.0)	(74.1)	241.0

	104.2	15.1	(4.3)	(46.7)	17.1

INCOME FROM OPERATIONS	804.3	(59.2)	(372.4)	(17.2)	63.8

OTHER INCOME/(EXPENSE)
Interest income	N/A	N/A	N/A	N/A	0.0
Other income	N/A	N/A	N/A	N/A	0.0
Other expenses	N/A	N/A	N/A	N/A	0.0

	N/A	N/A	N/A	N/A	0.0

INCOME BEFORE TAX	804.3	(59.2)	(372.4)	(17.2)	63.8

Income tax expense	877.9	(53.8)	(324.3)	(60.3)	109.9

NET INCOME	771.4%	(62.1)%	(402.9)%	(43.9)%	40.6%

United First Mortgage, Inc.
Adjustment Register
December 31, 2000

Description	Debit	Credit

Income tax expense	(15,269)
Valuation adjustments		15,269
ð	To record effect of State and Federal income taxes at statutory rates.

United First Mortgage, Inc.
Adjustment Register
December 31, 2001

Description	Debit	Credit

Income tax expense	69,868
Valuation adjustments		(69,868)
ð	To record effect of State and Federal income taxes at statutory rates.

Valuation adjustments	(15,269)
Retained earnings		15,269
ð	To reverse prior year valuation adjustments.

United First Mortgage, Inc.
Adjustment Register
December 31, 2002

Description	Debit	Credit

Valuation adjustments	7,868
Income tax expense		(7,868)
ð	To record effect of State and Federal income taxes at statutory rates.

Valuation adjustments	69,868
Retained earnings		(69,868)
ð	To reverse prior year valuation adjustments.

United First Mortgage, Inc.
Adjustment Register
December 31, 2003

Description	Debit	Credit

Income tax expense	(127,378)
Valuation adjustments		127,378
ð	To record effect of State and Federal income taxes at statutory rates.

Retained earnings	7,868
Valuation adjustments		(7,868)
ð	To reverse prior year valuation adjustments.

United First Mortgage, Inc.
Adjustment Register
August 11, 2004

Description	Debit	Credit

Income tax expense	(671,264)
Valuation adjustments		671,264
ð	To record effect of State and Federal income taxes at statutory rates.

Valuation adjustments	(127,378)
Retained earnings		127,378
ð	To reverse prior year valuation adjustments.

United First Mortgage, Inc.
Working Balance Sheet

	December 31, 2000
ASSETS
Current Assets
Cash and due from banks	$803,000	$		$803,000
Securities available tor sale	90,000			90,000
Interest receivable	0			0
Loans, net of allowance for losses	11,570,000			11,570,000

	12,463,000		0	12,463,000

Fixed Assets
Premises and equipment	226,000			226,000
Less: Accumulated depreciation	0			0

	226,000		0	226,000

Other Assets
Intangible assets	1,090,000			1,090,000
Other assets	155,000			155,000

	1,245,000		0	1,245,000

	$13,934,000		$0	$13,934,000

LIABILITIES AND EQUITY

Current Liabilities
Interest, taxes and other liabilities	$302,000	$		$302,000
FHLB borrowings and other indebtedness	11,284,000			11,284,000

	11,586,000		0	11,586,000

Stockholders’ Equity
Common stock	305,000			305,000
Paid in capital	1,934,000			1,934,000
Treasury stock	0			0
Retained earnings	109,000		(15,269)	93,731
Valuation adjustments	0		15,269	15,269

	2,348,000		0	2,348,000

	$13,934,000		$0	$13,934,000

United First Mortgage, Inc.
Working Balance Sheet

	December 31, 2001
ASSETS
Current Assets
Cash and due from banks	$689,000	$		$689,000
Securities available for sale	2,328,000			2,328,000
Interest receivable	210,000			210,000
Loans, net of allowance for losses	64,735,000			64,735,000

	67,962,000		0	67,962,000

Fixed Assets
Premises and equipment	227,000			227,000
Less: Accumulated depreciation	0			0

	227,000		0	227,000

Other Assets
Intangible assets	1,003,000			1,003,000
Other assets	1,075,000			1,075,000

	2,078,000		0	2,078,000

	$70,267,000		$0	$70,267,000

LIABILITIES AND EQUITY

Current Liabilities
Interest, taxes and other liabilities	$402,000	$		$402,000
FHLB borrowings and other indebtedness	64,506,000			64,506,000

	64,908,000		0	64,908,000

Stockholders’ Equity
Common stock	305,000			305,000
Paid in capital	3,634,000			3,634,000
Treasury stock	0			0
Retained earnings	1,420,000		69,868	1,489,868
Valuation adjustments	0		(69,868)	(69,868)

	5,359,000		0	5,359,000

	$70,267,000		$0	$70,267,000

United First Mortgage, Inc.
Working Balance Sheet

	December 31, 2002
ASSETS
Current Assets
Cash and due from banks	$2,551, 000	$		$2,551,000
Securities available for sale	300,000			300,000
Interest receivable	168,000			168,000
Loans, net of allowance for losses	65,499,000			65,499,000

	68,518,000		0	68,518,000

Fixed Assets
Premises and equipment	214,000			214,000
Less: Accumulated depreciation	0			0

	214,000		0	214,000

Other Assets
Intangible assets	1,782,000			1,782,000
Other assets	1,117,000			1,117,000

	2,899,000		0	2,899,000

	$71,631,000		$0	$71,631,000

LIABILITIES AND EQUITY

Current Liabilities
Interest, taxes and other liabilities	$334,000	$		$334,000
FHLB borrowings and other indebtedness	65,185,000			65,185,000

	65,519,000		0	65,519,000

Stockholders’ Equity
Common stock	305,000			305,000
Paid in capital	4,914,000			4,914,000
Treasury stock	0			0
Retained earnings	893,000		(7,868)	885,132
Valuation adjustments	0		7,868	7,868

	6,112,000		0	6,112,000

	$71,631,000		$0	$71,631,000

United First Mortgage, Inc.
Working Balance Sheet

	December 31, 2003
ASSETS
Current Assets
Cash and due from banks	$2,243,000	$		$2,243,000
Securities available for sale	297,000			297,000
Interest receivable	18,000			18,000
Loans, net of allowance for losses	17,728,000			17,728,000

	20,286,000		0	20,286,000

Fixed Assets
Premises and equipment	205,000			205,000
Less: Accumulated depreciation	0			0

	205,000		0	205,000

Other Assets
Intangible assets	1,385,000			1,385,000
Other assets	495,000			495,000

	1,880,000		0	1,880,000

	$22,371,000		$0	$22,371,000

LIABILITIES AND EQUITY

Current Liabilities
Interest, taxes and other liabilities	$221,000	$		$221,000
FHLB borrowings and other indebtedness	17,771,000			17,771,000

	17,992,000		0	17,992,000

Stockholders’ Equity
Common stock	305,000			305,000
Paid in capital	4,914,000			4,914,000
Treasury stock	0			0
Retained earnings	(840,000)		(127,378)	(967,378)
Valuation adjustments	0		127,378	127,378

	4,379,000		0	4,379,000

	$22,371,000		$0	$22,371,000

United First Mortgage, Inc.
Working Balance Sheet

	August 11, 2004
ASSETS
Current Assets
Cash and due from banks	$858,000	$		$858,000
Securities available for sale	0			0
Interest receivable	44,000			44,000
Loans, net of allowance for losses	9,670,000			9,670,000

	10,572,000		0	10,572,000

Fixed Assets
Premises and equipment	21,000			21,000
Less: Accumulated depreciation	0			0

	21,000		0	21,000

Other Assets
Intangible assets	0			0
Other assets	39,000			39,000

	39,000		0	39,000

	$10,632,000		$0	$10,632,000

LIABILITIES AND EQUITY

Current Liabilities
Interest, taxes and other liabilities	$460,000	$		$460,000
FHLB borrowings and other indebtedness	9,422,000			9,422,000

	9,882,000		0	9,882,000

Stockholders’ Equity
Common stock	306,000			306,000
Paid in capital	4,913,000			4,913,000
Treasury stock	0			0
Retained earnings	(4,469,000)		(671,264)	(5,140,264)
Valuation adjustments	0		671,264	671,264

	750,000		0	750,000

	$10,632,000		$0	$10,632,000

United First Mortgage, Inc.
Working Income Statement Summary

	December 31, 2000
REVENUE
Interest and fees on loans	$281,000	$		$281,000
Mortgage banking income	4,651,000			4,651,000
Interest on deposits in banks	4,000			4,000

	4,936,000		0	4,936,000

OPERATING EXPENSES
Officers’ compensation	0			0
Salaries and wages	3,465,000			3,465,000
Occupancy expense of bank premises	354,000			354,000
Furniture and equipment expense	238,000			238,000
Amortization of intangible assets	80,000			80,000
Other operating expenses	856,000			856,000
Goodwill impairment	0			0
Interest on other indebtedness	221,000			221,000

	5,214,000		0	5,214,000

INCOME FROM OPERATIONS	(278,000)		0	(278,000)

OTHER INCOME/(EXPENSE)
Interest income	0			0
Other income	0			0
Other expenses	0			0

	0		0	0

INCOME BEFORE TAX	(278,000)		0	(278,000)

Income tax expense	(86,000)		(15,269)	(101,269)

NET INCOME	$(192,000)		$15,269	$(76,731)

United First Mortgage, Inc.
Working Income Statement Summary

	December 31, 2001
REVENUE
Interest and fees on loans	$3,019,000	$		$3,019,000
Mortgage banking income	9,582,000			9,582,000
Interest on deposits in banks	5,000			5,000

	12,606,000		0	2,606,000

OPERATING EXPENSES
Officers’ compensation	0			0
Salaries and wages	5,348,000			5,348,000
Occupancy expense of bank premises	400,000			400,000
Furniture and equipment expense	303,000			303,000
Amortization of intangible assets	86,000			86,000
Other operating expenses	1,949,000			1,949,000
Goodwill impairment	0			0
Interest on other indebtedness	2,562,000			2,562,000

	10,648,000		0	10,648,000

INCOME FROM OPERATIONS	1,958,000		0	1,958,000

OTHER INCOME (EXPENSE)
Interest income	0			0
Other income	0			0
Other expenses	0			0

	0		0	0

INCOME BEFORE TAX	1,958,000		0	1,958,000

Income tax expense	669,000		69,868	738,868

NET INCOME	$1,289,000		$(69,868)	$1,219,132

United First Mortgage, Inc.
Working Income Statement Summary

	December 31, 2002
REVENUE
Interest and fees on loans	$3,624,000	$		$3,624,000
Mortgage banking income	9,435,000			9,435,000
Interest on deposits in banks	0			0

	13,059,000		0	13,059,000

OPERATING EXPENSES
Officers’ compensation	0			0
Salaries and wages	6,083,000			6,083,000
Occupancy expense of bank premises	467,000			467,000
Furniture and equipment expense	335,000			335,000
Amortization of intangible assets	0			0
Other operating expenses	2,667,000			2,667,000
Goodwill impairment	0			0
Interest on other indebtedness	2,709,000			2,709,000

	12,261,000		0	12,261,000

INCOME FROM OPERATIONS	798,000		0	798,000

OTHER INCOME/(EXPENSE)
Interest income	0			0
Other income	0			0
Other expenses	0			0

	0		0	0

INCOME BEFORE TAX	798,000		0	798,000

Income tax expense	309,000		(7,868)	301,132

NET INCOME	$489,000		$7,868	$496,868

United First Mortgage, Inc.
Working Income Statement Summary

	December 31, 2003
REVENUE
Interest and fees on loans	$2,388,000	$			$2,388,000
Mortgage banking income	7,165,000				7,165,000
Interest on deposits in banks	11,000				11,000

	9,564,000		0		9,564,000

OPERATING EXPENSES
Officers’ compensation	0				0
Salaries and wages	6,114,000				6,114,000
Occupancy expense of bank premises	436,000				436,000
Furniture and equipment expense	254,000				254,000
Amortization of intangible assets	0				0
Other operating expenses	2,560,000				2,560,000
Goodwill impairment	397,000				397,000
Interest on other indebtedness	1,977,000				1,977,000

	11,738,000		0		11,738,000

INCOME FROM OPERATIONS	(2,174,000)		0		(2,174,000)

OTHER INCOME/(EXPENSE)
Interest income	0				0
Other income	0				0
Other expenses	0				0

	0		0		0

INCOME BEFORE TAX	(2,174,000)		0		(2,174,000)

Income tax expense	(693,000)		(127,378)		(820,378)

NET INCOME	$(1,481,000)		$127,378	$	(1,353,622)

United First Mortgage, Inc.
Working Income Statement Summary

	7 months ended August 11, 2004
REVENUE
Interest and fees on loans	$628,000	$		$628,000
Mortgage banking income	898,000			898,000
Interest on deposits in banks	8,000			8,000

	1,534,000		0	1,534,000

OPERATING EXPENSES
Officers’ compensation	0			0
Salaries and wages	2,680,000			2,680,000
Occupancy expense of bank premises	206,000			206,000
Furniture and equipment expense	90,000			90,000
Amortization of intangible assets	0			0
Other operating expenses	1,383,000			1,383,000
Goodwill impairment	1,385,000			1,385,000
Interest on other indebtedness	513,000			513,000

	6,257,000		0	6,257,000

INCOME FROM OPERATIONS	(4,723,000)		0	(4,723,000)

OTHER INCOME/(EXPENSE)
Interest income	0			0
Other income	0			0
Other expenses	0			0

	0		0	0

INCOME BEFORE TAX	(4,723,000)		0	(4,723,000)

Income tax expense	(1,111,000)		(671,264)	(1,782,264)

NET INCOME	$(3,612,000)		$671,264	$(2,940,736)

United First Mortgage, Inc.
Adjusted Balance Sheet Summary

	As of December 31,				As of Aug. 11,
	2000	2001	2002	2003	2004
ASSETS
Current Assets
Cash and due from banks	$803,000	$689,000	$2,551,000	$2,243,000	$858,000
Securities available for sale	90,000	2,328,000	300,000	297,000	0
Interest receivable	0	210,000	168,000	18,000	44,000
Loans, net of allowance for losses	11,570,000	64,735,000	65,499,000	17,728,000	9,670,000

	12,463,000	67,962,000	68,518,000	20,286,000	10,572,000

Fixed Assets
Premises and equipment	226,000	227,000	214,000	205,000	21,000
Less: Accumulated depreciation	0	0	0	0	0

	226,000	227,000	214,000	205,000	21,000

Other Assets
Intangible assets	1,090,000	1,003,000	1,782,000	1,385,000	0
Other assets	155,000	1,075,000	1,117,000	495,000	39,000

	1,245,000	2,078,000	2,899,000	1,880,000	39,000

	$13,934,000	$70,267,000	$71,631,000	$22,371,000	$10,632,000

LIABILITIES AND EQUITY

Current Liabilities
Interest, taxes and other liabilities	$302,000	$402,000	$334,000	$221,000	$460,000
FHLB borrowings and other indebtedness	11,284,000	64,506,000	65,185,000	17,771,000	9,422,000

	11,586,000	64,908,000	65,519,000	17,992,000	9,882,000

Stockholders’ Equity
Common stock	305,000	305,000	305,000	305,000	306,000
Paid in capital	1,934,000	3,634,000	4,914,000	4,914,000	4,913,000
Treasury stock	0	0	0	0	0
Retained earnings	93,731	1,489,868	885,132	(967,378)	(5,140,264)
Valuation adjustments	15,269	(69,868)	7,868	127,378	671,264

	2,348,000	5,359,000	6,112,000	4,379,000	750,000

	$13,934,000	$70,267,000	$71,631,000	$22,371,000	$10,632,000

United First Mortgage, Inc.
Adjusted Income Statement Summary

					7 months
	For the years ended December 31,				ended Aug. 11,
	2000	2001	2002	2003	2004	Average
REVENUE
Interest and fees on loans	$281,000	$3,019,000	$3,624,000	$2,388,000	$628,000	$1,988,000
Mortgage banking income	4,651,000	9,582,000	9,435,000	7,165,000	898,000	6,346,200
Interest on deposits in banks	4,000	5,000	0	11,000	8,000	5,600

	4,936,000	12,606,000	13,059,000	9,564,000	1,534,000	8,339,800

OPERATING EXPENSES
Officers’ compensation	0	0	0	0	0	0
Salaries and wages	3,465,000	5,348,000	6,083,000	6,114,000	2,680,000	4,738,000
Occupancy expense of bank premises	354,000	400,000	467,000	436,000	206,000	372,600
Furniture and equipment expense	238,000	303,000	335,000	254,000	90,000	244,000
Amortization of intangible assets	80,000	86,000	0	0	0	33,200
Other operating expenses	856,000	1,949,000	2,667,000	2,560,000	1,383,000	1,883,000
Goodwill impairment	0	0	0	397,000	1,385,000	356,400
Interest on other indebtedness	221,000	2,562,000	2,709,000	1,977,000	513,000	1,596,400

	5,214,000	10,648,000	12,261,000	11,738,000	6,257,000	9,223,600

INCOME FROM OPERATIONS	(278,000)	1,958,000	798,000	(2,174,000)	(4,723,000)	(883,800)

OTHER INCOME/(EXPENSE)
Interest income	0	0	0	0	0	0
Other income	0	0	0	0	0	0
Other expenses	0	0	0	0	0	0

	0	0	0	0	0	0

INCOME BEFORE TAX	(278,000)	1,958,000	798,000	(2,174,000)	(4,723,000)	(883,800)

Income tax expense	(101,269)	738,868	301,132	(820,378)	(1,782,264)	(332,782)

NET INCOME	$(176,731)	$1,219,132	$496,868	$(1,353,622)	$(2,940,736)	$(551,018)

United First Mortgage, Inc.
Adjusted Balance Sheet Summary as a Percent of Total Assets

	As of December 31,				As of Aug. 11,
	2000	2001	2002	2003	2004
ASSETS
Current Assets
Cash and due from banks	5.8%	1.0%	3.6%	10.0%	8.1%
Securities available for sale	0.6	3.3	0.4	1.3	0.0
Interest receivable	0.0	0.3	0.2	0.l	0.4
Loans, net of allowance for losses	83.0	92.1	91.4	79.2	91.0

	89.4	96.7	95.7	90.7	99.4

Fixed Assets
Premises and equipment	1.6	0.3	0.3	0.9	0.2
Less: Accumulated depreciation	0.0	0.0	0.0	0.0	0.0

	1.6	0.3	0.3	0.9	0.2

Other Assets
Intangible assets	7.8	1.4	2.5	6.2	0.0
Other assets	1.1	1.5	1.6	2.2	0.4

	8.9	3.0	4.0	8.4	0.4

	100.0%	100.0%	100.0%	100.0%	100.0%

LIABILITIES AND EQUITY

Current Liabilities
Interest, taxes and other liabilities	2.2%	0.6%	0.5%	1.0%	4.3%
FHLB borrowings and other indebtedness	81.0	91.8	91.0	79.4	88.6

	83.1	92.4	91.5	80.4	92.9

Stockholders’ Equity
Common stock	2.2	0.4	0.4	1.4	2.9
Paid in capital	13.9	5.2	6.9	22.0	46.2
Treasury stock	0.0	0.0	0.0	0.0	0.0
Retained earnings	0.7	2.1	1.2	(4.3)	(48.3)
Valuation adjustments	0.1	(0.1)	0.0	0.6	6.3

	16.9	7.6	8.5	19.6	7.1

	100.0%	100.0%	100.0%	100.0%	100.0%

United First Mortgage, Inc.
Adjusted Income Statement Summary as a Percent of Sales

					7 months
	For the years ended December 31,				ended Aug. 11,
	2000	2001	2002	2003	2004	Average
REVENUE
Interest and fees on loans	5.7%	23.9%	27.8%	25.0%	40.9%	24.7%
Mortgage banking income	94.2	76.0	72.2	74.9	58.5	75.2
Interest on deposits in banks	0.1	0.0	0.0	0.1	0.5	0.1

	100.0	100.0	100.0	100.0	100.0	100.0

OPERATING EXPENSES
Officers’ compensation	0.0	0.0	0.0	0.0	0.0	0.0
Salaries and wages	70.2	42.4	46.6	63.9	174.7	79.6
Occupancy expense of bank premises	7.2	3.2	3.6	4.6	13.4	6.4
Furniture and equipment expense	4.8	2.4	2.6	2.7	5.9	3.7
Amortization of intangible assets	1.6	0.7	0.0	0.0	0.0	0.5
Other operating expenses	17.3	15.5	20.4	26.8	90.2	34.0
Goodwill impairment	0.0	0.0	0.0	4.2	90.3	18.9
Interest on other indebtedness	4.5	20.3	20.7	20.7	33.4	19.9

	105.6	84.5	93.9	122.7	407.9	464.0

INCOME FROM OPERATIONS	(5.6)	15.5	6.1	(22.7)	(307.9)	(44.5)

OTHER INCOME/(EXPENSE)
Interest income	0.0	0.0	0.0	0.0	0.0	0.0
Other income	0.0	0.0	0.0	0.0	0.0	0.0
Other expenses	0.0	0.0	0.0	0.0	0.0	0.0

	0.0	0.0	0.0	0.0	0.0	0.0

INCOME BEFORE TAX	(5.6)	15.5	6.1	(22.7)	(307.9)	(44.5)

Income tax expense	(2.1)	5.9	2.3	(8.6)	(116.2)	(16.7)

NET INCOME	(3.6)%	9.7%	3.8%	(14.2)%	(191.7)%	(27.7)%

United First Mortgage, Inc.
Adjusted Income Statement Growth

				7 months
	For the years ended December 31,			ended Aug. 11,
	2001	2002	2003	2004	Average
REVENUE
Interest and fees on loans	974.4%	20.0%	(34.1)%	(73.7)%	221.7%
Mortgage banking income	106.0	(1.5)	(24.1)	(87.5)	(1.8)
Interest on deposits in banks	25.0	(100.0)	N/A	(27.3)	(25.6)

	155.4	3.6	(26.8)	(84.0)	12.1

OPERATING EXPENSES
Officers’ compensation	N/A	N/A	N/A	N/A	0.0
Salaries and wages	54.3	13.7	0.5	(56.2)	3.1
Occupancy expense of bank premises	13.0	16.8	(6.6)	(52.8)	(7.4)
Furniture and equipment expense	27.3	10.6	(24.2)	(64.6)	(12.7)
Amortization of intangible assets	7.5	(100.0)	N/A	N/A	(23.1)
Other operating expenses	127.7	36.8	(4.0)	(46.0)	28.6
Goodwill impairment	N/A	N/A	N/A	248.9	62.2
Interest on other indebtedness	1,059.3	5.7	(27.0)	(74.1)	241.0

	104.2	15.1	(4.3)	(46.7)	17.1

INCOME FROM OPERATIONS	804.3	(59.2)	(372.4)	(117.2)	63.8

OTHER INCOME/(EXPENSE)
Interest income	N/A	N/A	N/A	N/A	0.0
Other income	N/A	N/A	N/A	N/A	0.0
Other expenses	N/A	N/A	N/A	N/A	0.0

	N/A	N/A	N/A	N/A	0.0

INCOME BEFORE TAX	804.3	(59.2)	(372.4)	(117.2)	63.8

Income tax expense	829.6	(59.2)	(372.4)	(117.2)	70.2

NET INCOME	789.8%	(59.2)%	(372.4)%	(117.2)%	60.2%

United First Mortgage, Inc.
Ratio Analysis

	2000	2001	2002	2003	2004	Average
GROWTH RATIOS

Revenue growth	N/A %	974.4%	20.0%	(34.1)%	(73.7)%	221.7%
Operating income growth	N/A	804.3	(59.2)	(372.4)	(117.2)	63.8
Income before tax growth	N/A	804.3	(59.2)	(372.4)	(117.2)	63.8
Net income growth	N/A	789.8	(59.2)	(372.4)	(117.2)	60.2

COST CONTROL PERCENTAGES

Cost of sales to sales	0.1%	0.0%	0.0%	0.1%	0.5%	0.1%
Gross margin	100.0	100.0	100.0	100.0	100.0	100.0
Operating expenses to sales	105.6	84.5	93.9	122.7	407.9	162.9
Operating margin	(5.6)	15.5	6.1	(22.7)	(307.9)	(62.9)

LIQUIDITY RATIOS

Current ratio	1.1	1.0	1.0	1.1	1.1	1.1

TURNOVER RATIOS

Receivables turnover	3.1	1.3	12.1	8.0	0.0	4.9

PROFITABILITY PERCENTAGES (BEFORE-TAX)

Return on sales	(98.9)%	64.9%	22.0%	(91.0)%	(752.1)%	(171.0)%

PROFITABILITY PERCENTAGES (AFTER-TAX)

Return on sales	(62.9)%	40.4%	13.7%	(56.7)%	(468.3)%	(106.8)%

United First Mortgage, Inc.
Income Tax Effect of Adjustments

					7 months
	As of December 31,				ended Aug. 11,
Description	2000	2001	2002	2003	2004
Pre-tax income before adjustments	$(278.000)	$1,958,000	$798,000	$(2,174,000)	$(4,723,000)

Adjustments	0	0	0	0	0

Pre-tax income after adjustments	(278,000)	1,958,000	798,000	(2,174,000)	(4,723,000)

State tax rate	5.660%	5.660%	5.660%	5.660%	5.660%

State tax	(15,736)	110,830	45,170	(123,057)	(267,340)

Taxable federal income after state tax adjustments	(262,264)	1,847,170	752,830	(2,050,943)	(4,455,660)

Federal rate	39.00%	34.00%	34.00%	34.00%	34.00%

Federal tax	(85,533)	628,038	255,962	(697,321)	(1,514,924)

Total income taxes	(101,269)	738,868	301,132	(820,378)	(1,782,264)

Income taxes, unadjusted	(86,000)	669,000	309,000	(693,000)	(1,111,000)

Income tax adjustment	$(15,269)	69.868	(7,868)	(127,378)	(671,264)

Income after tax adjustment	$(176,731)	1,219,132	496,868	(1353,622)	(2,940,736)

PROFESSIONAL QUALIFICATIONS OF STEPHEN D. FARMER, CPA/ABV, CVA, MBA
Cherry, Bekaert & Holland, L.L.P.
1029 Greene Street, Augusta, Georgia 30901 Telephone (706) 724-3557
Experience
Stephen Farmer is a Partner in the Augusta office of Cherry, Bekaert & Holland L.L.P. He is the Partner-in-charge of Business Valuations for the Firm. He is licensed as a Certified Public Accountant by the State of Georgia and holds the Accredited in Business Valuation designation from the American Institute of Certified Public Accountants (AICPA). He also holds the professional designation of Certified Valuation Analyst from the National Association of Certified Valuation Analysts. He received his undergraduate degree from Asbury College in Wilmore, Kentucky and his Master of Business Administration from Augusta State University in Augusta, Georgia.
Mr. Farmer has over eighteen years experience in public accounting. He is actively involved in performing business valuations and litigation support and spends approximately 75% of his time performing such engagements. He has provided business valuation services for acquisitions, divestitures, gift and estate tax planning, corporate reorganizations, and litigation support. His litigation support experience includes shareholder disagreements, divorce and other business damage claims.
Professional Society Activities
American Institute of Certified Public Accountants, member, 1989 to present
Georgia Society of Certified Public Accountants, member, 1989 to present
Augusta Chapter of the Georgia Society of Certified Public Accountants, President, 1994/1995
National Association of Certified Valuation Analysts, member, 1996 to present
Education Board, National Association of Certified Valuation Analysts, member, 1999 to 2000
Business Valuation Committee of Georgia Society of Certified Public Accountants, Executive Committee and Member at Large, 1999 to 2001
Litigation Advisory Services Committee of the Georgia Society of Certified Public Accountants, 1998 to 1999
Business Valuation Committee of Cherry, Bekaert & Holland, L.L.P., Chair, 1996 to present
Presenter, Valuing Your Growing Business, SBIR Symposium, Augusta, Georgia, 2002
Presenter, Business Valuation Reporting, CPE Forum, Augusta, Georgia, June 1996
Presenter, Business Valuation Reporting, Hilton Head Chapter of the South Carolina Association of Certified Public Accountants, July 1997
Speaker, Business Valuations Services, Cherry, Bekaert & Holland, L.L.P. Partners’ Meeting, Charlotte, North Carolina, June 1996
Presenter, Business Valuation Update, Augusta Estate Planning Council, Augusta Georgia, December 1998
Presenter, Business Valuation and Case Law Update, Cherry Bekaert & Holland, L.L.P., Wake Forest University, June 2003

Relevant Education in Valuation
National Association of Certified Valuation Analysts

Business Valuations: Fundamentals, Techniques and Theory, Atlanta, Georgia, November 1996
Business Valuations: Case Analysis, Atlanta, Georgia, November 1996
Working Effectively in the Litigation Environment, Atlanta, Georgia, November 1996
Business Valuations in the Litigation Environment, Atlanta, Georgia, November 1996
Eastern Regional Conference, Atlanta, Georgia, September 1998
Litigation Services Conference, Atlanta, Georgia, September 1998
Report Writing, Ethics & Standards, Atlanta, Georgia, September 1998
National Conference, Atlanta, Georgia, May 1999
Case Analysis, November 2001
Current Updates in Valuations, December 2001
Advanced BV and Case Study, September 2004
Illinois Society of Certified Public Accountants

Business Valuation Symposium, Chicago, Illinois, May 1996
American Institute of Certified Public Accountants

Accredited in Business Valuation Review, Atlanta, Georgia, September 1997
1997 AICPA National Conference on Business Valuation, San Diego, California, November 1997
2000 AICPA National Business Valuation Conference, Miami, Florida, November 2000
2002 AICPA National Business Valuation Conference, New Orleans, Louisiana, December 2002
CPE Forum

How to Value a Business, Augusta, Georgia, January 1996

PROFESSIONAL QUALIFICATIONS OF ROBERT M. MUNDY, CPA/ABV, CVA
Cherry, Bekaert & Holland, L.L.P.
1029 Greene Street, Augusta, Georgia 30901 Telephone (706) 724-3557
Experience
Robert Mundy is a manager with the public accounting firm of Cherry, Bekaert & Holland, L.L.P. He is licensed as a Certified Public Accountant by both the State of South Carolina and the State of Georgia, and holds the Accredited in Business Valuation designation from the American Institute of Certified Public Accountants (AICPA). He also holds the professional designation of Certified Valuation Analyst from the National Association of Certified Valuation Analysts. He received his undergraduate degree with cum laude honors from Bob Jones University in Greenville, South Carolina.
Mr. Mundy has worked in public accounting since 1998, during which time he worked in the auditing department. In October 2001, he transferred to the business valuation department, and spends all of his time performing such engagements. He has provided business valuation services for acquisitions, gift and estate tax planning, and business planning.
Professional Society Activities

American Institute of Certified Public Accountants, member, 2001 to present
Georgia Society of Certified Public Accountants, associate member, 1999 to present
National Association of Certified Valuation Analysts, member, 2001 to present
Relevant Education in Valuation
National Association of Certified Valuation Analysts

Business Valuations: Fundamentals, Techniques and Theory, Atlanta, Georgia, August 2001
Business Valuations: Case Analysis, Atlanta, Georgia, August 2001
Working Effectively in the Litigation Environment, Atlanta, Georgia, August 2001
Business Valuations in the Litigation Environment, Atlanta, Georgia, August 2001
2002 NACVA National Business Valuation Conference, New York City, New York, May 2003
American Institute of Certified Public Accountants

Auditing Requirements and Valuation Issues in Financial Reporting (SFAS No. 141 & SFAS No.142), Webcast, November 2001
Accredited in Business Valuation Review, Atlanta, Georgia, November 2002

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934
January 18, 2005
(Date of earliest event reported) Date of Report
Access National Corporation
(Exact name of registrant as specified in its charter)

Virginia	000-49929	82-0545425

(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification No.)
1800 Robert Fulton Drive, Suite 300, Reston, VA 20191

(Address of principal executive offices) (Zip Code)
(703) 871-2100

(Registrant’s telephone number, including area code)
n/a

(Former name or former address, if changed since last report.)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 4.01 Changes in Registrant’s Certifying Accountant.
On January 18, 2005, based upon the determination of its Audit Committee, Access National Corporation (“Access” or the “Registrant”) terminated its engagement with Yount Hyde & Barbour, PC (“YHB”) as its independent registered public accounting firm and engaged BDO Seidman, LLP (“BDO”) as its new independent registered public accounting firm for the fiscal year ending December 31, 2004.
During Access’s two fiscal years ended December 31, 2003 and December 31, 2004, and during the subsequent interim period through January 18, 2005, (i) there was no disagreement between Access and YHB on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to YHB’s satisfaction, would have caused YHB to make reference to the subject matter of the disagreement in connection with its reports on Access’s consolidated financial statements for such fiscal years (however, YHB’s engagement was terminated prior to the issuance of an audit report for the year ended December 31, 2004 and prior to YHB’s initiation of related fieldwork) and (ii) there have been no reportable events, as defined in Item 304(a)(1)(v) of Regulation S-K.. The audit reports of YHB on the consolidated financial statements of Access as of and for the two fiscal years ended December 31, 2002 and December 31, 2003 did not contain any adverse opinion or disclaimer of opinion, nor were these opinions qualified or modified as to uncertainty, audit scope or accounting principles.
Access provided YHB with a copy of the foregoing disclosure on January 18, 2005. Attached, as Exhibit 16, is a copy of YHB’s letter to the Securities and Exchange Commission, dated January 20, 2005, stating its agreement with the foregoing disclosure.
During Access’s two fiscal years ended December 31, 2003 and December 31, 2004, and during the subsequent interim period through January 18, 2005, Access did not consult with BDO regarding the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Access’s consolidated financial statements, or any other matters or reportable events, as set forth in Items 304(a)(2)(i) and (ii) of Regulation S-K.

Item 9.01 Financial Statements and Exhibits
(a) Not applicable.
(b) Not applicable.
(c) Exhibits:

Exhibit 16	Letter from Yount Hyde & Barbour, PC to the Securities and Exchange Commission dated January 20, 2005.

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ACCESS NATIONAL CORPORATION
(Registrant)

Date: January 20, 2005	By:	/s/ Michael W. Clarke

	Name:	Michael W. Clarke
Title: President and Chief Executive Officer

Exhibit 16: Letter from Yount Hyde & Barbour, PC to the Securities and Exchange Commission.
Logo of Yount, Hyde & Barbour, P.C.
January 20, 2005
Securities and Exchange Commission
450 Fifth Street NW
Washington, D.C. 20549
Commissioners:
     We have read Access National Corporation’s statements included under Item 4.01 of its Form 8-K for January 20, 2005, and we agree with such statements concerning our Firm.
Yount, Hyde & Barbour, P.C.
/s/ Yount, Hyde & Barbour, P.C.